Exhibit 99.60

FIRST AMENDMENT TO

AMENDED AND RESTATED

MASTER SERVICE AGREEMENT

This First Amendment (the “Amendment”) dated February 27, 2019 (the “Effective Date”) is made by and between inVentiv Commercial Services, LLC, a Syneos HealthTM group company, with an office at 500 Atrium Drive, Somerset, N.J. 08873 (“Syneos Health”) and Theratechnologies Inc., a Canadian corporation with an office located at 2015 Peel Street, 5th Floor, Montreal, Quebec, Canada H3A IT8 (as the “Client”). Syneos Health and Client may each be referred to herein as a “Party” and, collectively, as the “Parties.”

W I T N E S S E T H:

WHEREAS, Syneos Health and Client are parties to an Amended and Restated Master Service Agreement dated December 14, 2016 (the “Agreement”); and

WHEREAS, Syneos Health and Client desire to amend the Agreement to add Client Affiliates as a party to the Agreement as set forth herein.

NOW THEREFORE, in consideration of the premises and other good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, it is agreed as follows:

1.    Except as provided in this Amendment, the terms and conditions set forth in the Agreement shall remain unaffected by execution of this Amendment. To the extent any provisions or terms set forth in this Amendment conflict with the terms set forth in the Agreement, the terms set forth in this Amendment shall govern and control. Terms not otherwise defined herein, shall have the meanings set forth in the Agreement.

2.    All references to “inVentiv” are hereby replaced with “Syneos Health”.

3.    Section 1(c) is hereby deleted in its entirety and replaced with the following:

“The Parties acknowledge that in addition to Syneos Health and Client, certain of either Party’s Affiliates may provide certain services and may directly enter into an applicable Project Agreement, pursuant to which Syneos Health or Syneos Health’s Affiliate shall provide certain services to Client or Client Affiliate, as set forth in detail in said executed Project Agreement. In such event, the Project Agreement shall confirm that this Agreement shall govern the relationship between the particular Client Affiliate and the particular Syneos Health Affiliate, and such parties agree to be bound by the terms set forth herein. Further, each Affiliate acts solely on its own behalf and shall not be liable, or otherwise responsible, for the acts and/or omissions of either Party’ or any other Affiliate under any circumstances in connection with this Agreement or any Project Agreement that is not signed by that Affiliate. As set forth above, the term Affiliate means, with respect to any entity, any other entity directly or indirectly, through one or more intermediaries, controlling, controlled by or under common control with such entity. As used in this definition, the term “control” (including controlled by” or “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of an entity, whether through ownership of voting securities, as trustee, by contract or otherwise.

4.    This Amendment may be executed simultaneously in multiple counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same instrument. Execution and delivery of this Amendment by via pdf file bearing the facsimile signature of a party hereto shall constitute a valid and binding execution and delivery of this Amendment by such party. Such pdf versions shall constitute enforceable original documents.

5.    The terms of this Amendment are intended by the Parties to be the final expression of their agreement with respect to the subject matter hereof and may not be contradicted by evidence of any prior or contemporaneous agreement. The Parties further intend that this Amendment constitute the complete and exclusive statement of its terms and shall supersede any prior agreement with respect to the subject matter hereof.

[SIGNATURE PAGE FOLLOWS]

WHEREFORE, the parties hereto have caused this Amendment to be executed by their duly authorized representatives.

THERATECHNOLOGIES INC.	INVENTIV COMMERCIAL SERVICES, LLC

By: /s/Luc Tanguay	By: /s/Theodore Wong

Name: Luc Tanguay	Name: Theodore Wong

Title: President and CEO	Title: Vice President and CFO

Date: March 1, 2019	Date: March 5, 2019